smartQED, Inc.

PROFIT AND LOSS

April 2017 - March 2018

	TOTAL
Income	
Sales	15,000.00
Total Income	**$15,000.00**
GROSS PROFIT	**$15,000.00**
Expenses	
Advertising & Marketing	1,014.88
Bank Charges & Fees	-312.85
Interest Paid	75.10
Legal & Professional Services	99.00
Meals & Entertainment	1,171.63
Office Supplies & Software	863.05
Outside Consultant	
R&D	121,884.50
Total Outside Consultant	**121,884.50**
Postal & Freight	6.73
Server	1,156.18
Telephone & Internet	308.41
Travel	2,656.66
Total Expenses	**$128,923.29**
NET OPERATING INCOME	**$ -113,923.29**
Other Expenses	
Accountant Adjustment Entry	1,034.32
Total Other Expenses	**$1,034.32**
NET OTHER INCOME	**$ -1,034.32**
NET INCOME	**$ -114,957.61**